UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated February 1, 2021

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

This report on Form 6-K is incorporated by reference in the Registration Statement on Form F-3 of Integrated Media Technology Limited (No. 333-227741) filed with the U.S. Securities and Exchange Commission ("SEC") on October 9, 2018, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

OTHER EVENTS

Acquisition of IoT Company Shenzhen Koala

On January 28, 2021 Integrated Media Technology Limited ("IMTE" or "Company") entered into a conditional sale and purchase agreement ("Agreement") to acquire 70% equity interests in Shenzhen Koala Wisdom Fire Engineering Co., Ltd. ("Shenzhen Koala"). Pursuant to the agreement, the vendors will sign up contracts for deployment of IoT Detection System of not less than RMB200,000 within 60 days from the date of the Agreement. IMTE shall purchase 70% equity interests in Shenzhen Koala for US$40,000 ("Initial Consideration") by the issuance of a total of 10,000 shares in the Company. Furthermore, the Company shall pay a deferred consideration of the Profits (as defined below) less the Initial Consideration. The deferred consideration shall be paid by the issuance of Company shares (to a maximum number of shares not equal or exceeding 20% of the then issued shares of the Company) at a price equal to 85% of the prior 15 days VAWP of the Company's share price immediately prior to the date of the parties agreeing to the Profits and such date shall note be later than March 31, 2022.

Profits is defined as the profits before taxation of Shenzhen Koala for the period from the Completion Date to December 31, 2021 and excluding any relevant gross profits from uncollected sales receipts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 1, 2021

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release